Exhibit 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2018	2017
Income from continuing operations before income taxes (1)	$3,916	$3,870

Add: fixed charges, excluding capitalized interest	982	848

Income as adjusted before income taxes	$4,898	$4,718

Fixed charges:
Interest expense	$713	$612
Capitalized interest	3	1
Portion of rental expense representative of interest	269	236

Total fixed charges	$986	$849

Ratio of income from continuing operations to fixed charges	4.97	5.56

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.